Exhibit 4.2

AMENDMENT TO THE

RF INDUSTRIES, LTD. 2010 STOCK INCENTIVE PLAN

This Amendment (this "Amendment") to the RF Industries, Ltd. 2010 Stock Incentive Plan (the "Plan"), is made and shall be effective as of this 4th day of September, 2015.

WHEREAS, the Board of Directors of RF Industries, Ltd. (the "Company") has previously approved an amendment to the Plan to increase the number of shares reserved under the Plan by 500,000 shares; and

WHEREAS, effective as of this date, the stockholders of the Company have approved a 500,000 increase in the number of shares reserved under the Plan;

NOW, THEREFORE, in accordance with Section 12(b) of the Plan, Section 4(a) of the Plan is hereby deleted and replaced in its entirety by the following:

1.	Share Reserve. Subject to the provisions of subsection 11(a) relating to adjustments upon changes in Common Stock, the shares of Common Stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate 2,000,000 shares of Common Stock. Subject to subsection 4(b), the number of shares available for issuance under the Plan shall be reduced by (i) one share for each share of Common Stock issued pursuant to a Stock Award granted under Section 6 or Section 7 and (ii) one share for each Common Stock equivalent subject to a stock appreciation right granted under subsection 7(c)..

2.	As modified hereby, the provisions of the Plan shall remain in full force and effect, and the Plan may be restated, as amended hereby, in its entirety.